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                        UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                       (Amendment No. 2)


                       AMDURA CORPORATION
                        (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                             023426703
                          (CUSIP Number)

                      Monte E. Wetzler, Esq.
                  Whitman Breed Abbott & Morgan
                         200 Park Avenue
                    New York, New York 10166
                         (212) 351-3000

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           March 15, 1995
              (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                (Continued on following page(s))

                       Page 1 of 26 Pages

                Exhibit Index Appears on Page 11

CUSIP No.  023426703                           Page 2 of 26 Pages
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ORCAS LIMITED PARTNERSHIP
     (no Fed. I.D. No.)
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER        (a) [ ]
     OF A GROUP                                   (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS     [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware lim. pshp.
_________________________________________________________________

   NUMBER      7    SOLE VOTING POWER               5,149,582*
     OF        __________________________________________________
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER                     0
    OWNED      __________________________________________________
     BY
    EACH       9    SOLE DISPOSITIVE POWER          5,149,582*
  REPORTING    __________________________________________________
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                         5,149,582*

_________________________________________________________________

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  20.88%*
_________________________________________________________________

14   TYPE OF REPORTING PERSON           PN
_________________________________________________________________
- ---------------
* See Item 5(a)

CUSIP No.  023426703                           Page 3 of 26 Pages
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARCHIPELAGO CORPORATION
     (no Fed. I.D. No.)
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER        (a) [ ]
     OF A GROUP                                   (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS     [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware corporation
_________________________________________________________________

   NUMBER      7    SOLE VOTING POWER               5,149,582*
     OF        __________________________________________________
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER                     0
    OWNED      __________________________________________________
     BY
    EACH       9    SOLE DISPOSITIVE POWER         5,149,582*
  REPORTING    __________________________________________________
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                        5,149,582*
_________________________________________________________________

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  20.88%*
_________________________________________________________________

14   TYPE OF REPORTING PERSON           CO
_________________________________________________________________
- ---------------
* See Item 5(a)

CUSIP No.  023426703                           Page 4 of 26 Pages
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frederick W. Whitridge, Jr. (SS # ###-##-####)
_________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER        (a) [ ]
     OF A GROUP                                   (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS
_________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS     [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         U.S. Citizen
_________________________________________________________________

   NUMBER      7    SOLE VOTING POWER               5,149,582*
     OF        _________________________________________________
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER                     0
    OWNED      __________________________________________________
     BY
    EACH       9    SOLE DISPOSITIVE POWER          5,149,582*
  REPORTING    __________________________________________________
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER                0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                         5,149,582*
_________________________________________________________________

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  20.88%*
_________________________________________________________________

14   TYPE OF REPORTING PERSON           IN
_________________________________________________________________
- ---------------
* See Item 5(a)

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Amdura Corporation, a Delaware corporation (the "Company"), the principal executive offices of which are located at 900 Main Street South, Suite 2A, Building B, Southbury, Connecticut 06488-0870.

Item 2.   Identity and Background.

          This statement is filed by Orcas Limited Partnership, a Delaware limited partnership ("Orcas"), Archipelago Corporation, a Delaware corporation ("Archipelago"), and Frederick W. Whitridge, Jr. ("Whitridge" and, together with Orcas and Archipelago, the "Reporting Persons"). The business offices of the Reporting Persons are located at 270 Greenwich Avenue, Greenwich, Connecticut 06830. Archipelago is the general partner of Orcas. Whitridge, a U.S. citizen and an investor, is the majority shareholder of Archipelago.

          Whitridge is the sole director and the President of Archipelago. There are no other directors or executive officers of Archipelago.

          Neither Orcas, Archipelago nor Whitridge has during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.   Purpose of the Transaction.

          Pursuant to a Purchase Option Agreement, dated as of October 21, 1993 (the "Option Agreement"), among Continental Bank, N.A., a national banking association ("Continental"), and Orcas, Orcas was granted the option to acquire (the "Option"), on or before December 28, 1993, 5,149,582 shares (the "Shares") of Common Stock of the Company. Orcas exercised the Option and purchased the Shares from Continental on December 28, 1993.

          The purpose of Orcas in acquiring the Shares was to acquire an equity position in the Company. The Reporting Persons considered the acquisition of the Shares to be an investment.

          On March 15, 1995, the Company entered into an
Agreement and Plan of Merger, dated as of March 15, 1995 (the
"Merger Agreement"), among FKI plc, a company organized under the laws of England ("Parent"), ADU Acquisition Inc., a Delaware

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corporation and an indirect wholly-owned subsidiary of Parent
(the "Purchaser"), and the Company, which provides, among other things, upon the terms and subject to the conditions thereof, for the acquisition by Purchaser of all the outstanding shares of Common Stock of the Company through (a) a tender offer (the "Offer") for all shares of Common Stock of the Company for $2.30 or more per share net to the selling stockholders of the Company in cash, without interest thereon (the "Per Share Amount"), and
(b) a second-step merger pursuant to which Purchaser will merge with and into the Company (the "Merger") and all outstanding shares of Common Stock of the Company (other than shares of Common Stock held by Purchaser or Parent or any direct or indirect wholly-owned subsidiary of Parent or the company and shares of Common Stock held in the treasury of the Company) will be converted into the right to receive the Per Share Amount in cash.

          As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser required that Orcas and certain other stockholders of the Company agree to tender pursuant to the Offer, in accordance with the terms of a Stockholders Agreement, dated as of March 15, 1995 (the "Stockholders Agreement"), between Purchaser, Parent and the persons listed on Schedule A thereto, including Orcas (each, individually, a "Stockholder" and, collectively, the "Stockholders"), all the shares of Common Stock of the Company owned (beneficially or of record) and which may be acquired by each Stockholder. Pursuant to the Stockholders Agreement, Orcas agreed, severally and not jointly with the other Stockholders, to validly tender and not withdraw pursuant to the Offer, in accordance with the terms of the Stockholders Agreement, all the Shares owned by Orcas and any shares of Common Stock of the Company which may be acquired by Orcas at any time prior to the termination of the Stockholders Agreement as to Orcas. Notwithstanding the foregoing, Orcas may withdraw the Shares from the Offer in the event that the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger, the Merger Agreement or any other transaction in order to approve any Third Party Transaction (as hereinafter defined) which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together. The term "Third Party Transaction" means any of the following: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of 50% or more of the outstanding stock or all or a substantial part (other than in the ordinary course of business) of the assets of a "Material Subsidiary" of the Company; (iii) the acquisition by a Third Party of 50% or more of the outstanding shares of Common Stock of the Company, whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its "Subsidiaries" of 50% or more of the outstanding shares of Common Stock of the Company.

          Pursuant to the Stockholders Agreement, Orcas also agreed that it shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on its voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares owned by Orcas or any shares of Common Stock of the Company which may be acquired by Orcas at any time prior to the termination of the Stockholders Agreement as to Orcas.

         Pursuant to the Stockholders Agreement, Orcas further agreed that it shall not, directly or indirectly, through any agent or representative or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Third Party Transaction at any time prior to the termination of the Stockholders Agreement as to Orcas, subject to the fiduciary duties as a director of the Company of any representative or agent of Orcas who is such a director as contemplated by the Merger Agreement. Whitridge is Chairman of the Board of Directors of the Company.

         Pursuant to the Stockholders Agreement, Parent and Purchaser jointly and severally agreed to indemnify and hold harmless each of the Stockholders against any loss, damage or expense actually incurred by any such Stockholder to the extent arising from any Company stockholders or third party claim, suit or demand in connection with the Stockholders Agreement or the transactions contemplated by the Merger Agreement.

          The Stockholders Agreement will terminate upon the termination of the Merger Agreement. Orcas may terminate the Stockholders Agreement as to itself if (a) the Merger Agreement shall have been amended in any way which adversely affects Orcas,
(b) the Offer shall not have been commenced by March 29, 1995 or
(c) the Shares shall not have been accepted for payment and paid for by June 13, 1995.

          As an additional condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser required that certain of the Stockholders (including Orcas) agree to compensate Purchaser in the event that such Stockholder does not tender pursuant to the Offer, in accordance with the terms of a the Stockholders Agreement, all the shares of Common Stock of the Company owned (beneficially or of record) and which may be acquired by each Stockholder. Pursuant to a Supplemental
Stockholders Agreement, dated as of March 15, 1995 (the
"Supplemental Stockholders Agreement"), between Purchaser and certain of the Stockholders (including Orcas), if the Offer is terminated because of the failure of any condition thereof and a Third Party
Transaction is consummated within 180 days thereafter, then Orcas agreed to pay Purchaser promptly a fee equal to: (a) if any Shares of Orcas were sold, exchanged, disposed of or canceled in the Third Party Transaction, 50% of the excess, if any, of (i) the consideration per Share received by Orcas for the Shares so sold, exchanged, disposed of or canceled over (ii) the Per Share
Amount, multiplied by the number of Shares so sold, exchanged, disposed of or canceled, and (b) if no Shares of Orcas were sold, exchanged, disposed of or canceled in the Third Party Transaction but Orcas received a distribution in respect of its Shares as a result of the Third Party Transaction, 50% of the excess, if any, of (i) the amount per Share distributed to Orcas divided by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction over (ii) the Per
Share Amount, multiplied by the percentage of the consolidated total assets of the Company disposed of in the Third Party
Transaction and then by the number of Shares then owned by Orcas.

          The foregoing descriptions of the Stockholders Agreement and the Supplemental Stockholders Agreement are summaries of certain of the provisions thereof and reference is made to copies of such Agreements which are attached hereto as Exhibits B and C, respectively, and incorporated herein by reference for all of their terms and conditions.

          Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) Based on the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1994, the Company had a total of 24,664,709 shares of Common Stock issued and outstanding as of November 1, 1994. As of March 15, 1995, the Reporting Persons owned beneficially 5,149,582 shares of Common Stock of the Company, constituting approximately 20.88% of the Company's total outstanding shares of Common Stock, as determined in accordance with Rule 13d-3 under the Exchange Act.

          (b) Archipelago, as general partner of Orcas, has the power, and Whitridge may be deemed to have, through his power to elect the directors of Archipelago, shared indirect power, as the beneficial owner of Archipelago, to vote and dispose of, and to direct the voting and disposition of, the Shares.

          (c)  Except as set forth herein, none of the Reporting
Persons has engaged in any transactions in the Common Stock of the Company during the sixty day period immediately preceding the date hereof.

          (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

          (e)  Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          See Item 4 above for a description of the Stockholders
Agreement and the Supplemental Stockholders Agreement.

Item 7.   Material to Be Filed as Exhibits.

Exhibit A      Purchase Option Agreement, dated as of October 21,
               1993, among Continental Bank, N.A. and Orcas
               Limited Partnership.*

Exhibit B      Stockholders Agreement, dated as of March 15,
               1995, between ADU Acquisition Inc. and the persons listed on Schedule A thereto.

Exhibit C      Supplemental Stockholders Agreement, dated as of
               March 15, 1995, between ADU Acquisition Inc. and the persons listed on Schedule A thereto.

______
*    previously filed
                                 9

      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ORCAS LIMITED PARTNERSHIP

                              By:  Archipelago Corporation,
                                    its General Partner


                              By:/s/Frederick W. Whitridge, Jr.
                                 ------------------------------
                                    Frederick W. Whitridge, Jr.
                                    President


                              ARCHIPELAGO CORPORATION


                              By:/s/Frederick W. Whitridge, Jr.
                                 ------------------------------
                                    Frederick W. Whitridge, Jr.
                                    President


                              /s/Frederick W. Whitridge, Jr.
                                 ------------------------------
                                 Frederick W. Whitridge, Jr.


Date:  March 20, 1995

                          EXHIBIT INDEX

Exhibit                                               Page Number


Exhibit A      Purchase Option Agreement, dated
               as of October 21, 1993, among
               Continental Bank, N.A. and Orcas
               Limited Partnership.                          *

Exhibit B      Stockholders Agreement, dated as
               of March 15, 1995, between ADU
               Acquisition Inc. and the persons
               listed on Schedule A thereto.                12

Exhibit C      Supplemental Stockholders Agreement,
               dated as of March 15, 1995, between
               ADU Acquisition Inc. and the persons
               listed on Schedule A thereto.                20

______
*    previously filed
                                 11